SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number: 333-75956
                                                ---------

(Check  one)

[X]    Form  10-K  and  Form  10-KSB   Form  11-K

[ ]     Form  20-F  Form  10-Q  and  Form  10-QSB   Form  N-SAR

     For  period  ended  December  31,  2005
                         -------------------

[ ]       Transition  Report  on  Form  10-K  and  Form  10-KSB

[ ]       Transition  Report  on  Form  20-F

[ ]       Transition  Report  on  Form  11-K

[ ]       Transition  Report  on  Form  10-Q  and  Form  10-QSB

[ ]       Transition  Report  on  Form  N-SAR

     For  the  transition  period  ended  _______________

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: __________



                                     PART I
                             REGISTRANT INFORMATION

Full  name  of  registrant:          NS8Corporation.
                                     ---------------

Former  name  if  applicable:      ___________________________________

Address  of  principal  executive  office (Street and Number) 1420 Fifth Avenue,
                                                              ------------------
22nd  Floor
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City,  State  and  Zip  Code:  Seattle,  Washington  98101
                               ---------------------------

                                     PART II
                             RULE 12B-25(B) AND (C)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X]   (a)  The  reasons  described in reasonable detail in Part III of this form could  not  be  eliminated  without  unreasonable  effort
or  expense;
------------

[X]   (b)  The  subject  annual report, semi-annual report, transition report on
Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
has  been  attached  if  applicable.

                                    PART III
                                    NARRATIVE

    State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

    On  March  1,  2006,  NS8  Corporation's ("NS8) former independent auditors,
Singer Lewak Greenbaum & Goldstein LLP ("SLGG"), resigned as NS8's independent auditors. SLGG audited the financial statements of NS8 for the two most recent fiscal years ended December 31, 2004 and 2003.

    On March 1, 2006, NS8 engaged Corbin & Company LLP as its independent registered accounting firm to audit NS8's financial statements for the fiscal year ended December 31, 2005. Also, on February 16, 2006, NS8 retained an outside accounting firm to assist NS8's inside accounting staff in the preparation of NS8's financial statements.

    Primarily as a result of the change in NS8's auditors on March 1, 2006, and also as a result of other changes in the preparation of NS8's financial statements, NS8 is unable to complete the preparation of its Annual Report on Form 10-KSB for the year ended December 31, 2005 (the "Form 10-KSB"), within the required time period without unreasonable effort or expense.


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                                     PART IV
                                OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification.


          Ricardo Rosado         604                  677-6994
          --------------         ---                  --------
             (Name)          (Area Code)          (Telephone Number)


    (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period) that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                     [X]    Yes         [ ]   No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                     [ ]    Yes         [ ]   No

                                NS8 Corporation.
                                ----------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March  30,  2006         By: /s/  Ricardo  Rosado
                                    -----------------------
                                    Ricardo  Rosado
                                    Chief  Financial  Officer


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